510 Shotgun Road

Suite 110

Sunrise Florida 33325

Phone: 954-423-5345

E-mail: contact@thefuelstream.com

www.thefuelstream.com

March 4, 2015

VIA EDGAR

Mr. Michael Kennedy

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Fuelstream, Inc. (the “Registrant”)

CIK: 0001024920

File No. 333-186142

Dear Mr. Kennedy:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on May 10, 2014 (Accession No. 0001391609-14-000002), Amendment #1 to the Registrant’s registration statement on Form S-1/A filed with the EDGAR system on April 22, 2014 (Accession No. 0001391609-13-000021), Amendment Withdrawal Requests filed with the EDGAR system on February 2, 2015 (Accession No. 0001391609-15-000025) and March 2, 2015 (Accession No. 0001391609-15-000044). No public offers or sales of securities have been made by the Registrant during this time. This request is due to a change in the conditions as between the company and selling stockholders as referenced in the Registration Statement.

If you have any questions, or require anything further regarding the request, please contact me at (801) 816-2536.

Very truly yours,

/s/ John D. Thomas

John D. Thomas, CEO